Exhibit 6.14

Gwardamangia Hill,
Pieta’ MEC0001
Malta.

www.maltaenterprise.com
info@maltaenterprise.com

8th July 2020

Mr Gareth Neville Genner

Chief Executive Officer

Trust Stamp Malta Limited (C 95700)

SOHO The Strand

Fawwara Building

Triq I-Imsida

Gzira GZR 1401

Dear Mr Genner

Reference is made to the request for support by means of an application submitted by Trust Stamp Malta Limited (C 95700) and received by Malta Enterprise, (hereinafter referred to as ‘the Corporation), on the 12th April 2020 and related submissions, (hereinafter collectively referred to as ‘the Application’), requesting assistance to establish a new business activity in Malta, which shall be engaged in the development and operation of bio-metric identification and security and the operation of an academy offering cyber security, machine learning and related training programmes, (hereinafter referred to as ‘the Project’), classified under NACE 62.01 Computer programming activities.

In this regard, we are pleased to inform you that the Corporation has approved the following assistance, in terms of the Start-up Finance 2020 Scheme (hereinafter referred to as ‘the Scheme’) in favour of Trust Stamp Malta Limited (C 95700), (hereinafter referred to as ‘the Beneficiary’), having T Stamp Inc. (Delaware File Number 6013909) as the only shareholder.

1.	Assistance in the form of a Repayable Advance of up to eight hundred thousand euro (€800,000), (hereinafter referred to as ‘the Repayable Advance’), to finance the implementation of the Project.

This assistance is being granted in accordance with the terms and conditions established in Version 2 of the Incentive Guidelines for the Scheme dated 1st May 2020 (hereinafter referred to as ‘the Guidelines’), as enabled by the relevant provisions of the Start-Up Finance Regulations 2020, Subsidiary Legislation 463.32 to the Malta Enterprise Act (hereinafter referred to as ‘the Regulations’).

/s/ [ILLEGIBLE]
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2.	The assistance referred to in Clause (1) above shall be subject to the following conditions:

a.	T Stamp Inc. (Delaware File Number 6013909), as the sole shareholder of the Beneficiary, shall commit not to transfer or sell any shares of the company to be established in Malta without the prior written consent of the Corporation;

b.	T Stamp Inc. (Delaware File Number 6013909), as the sole shareholder of the Beneficiary, shall commit that any revenue generated through the Intellectual Property created by the Beneficiary shall be withheld by the Beneficiary, and any income received by related companies in respect of the Intellectual Property created by the Beneficiary shall be transferred to the Beneficiary in accordance with international accounting practices;

c.	T Stamp Inc. (Delaware File Number 6013909) shall consent that an independent audit firm, that has the trust of the Corporation, may review the companies’ financial records to ensure such transactions are correctly carried out.

A.	Disbursement of Repayable Advance

a.	The Repayable Advance shall:

i.	be disbursed in quarterly intervals as front financing of wage costs to be incurred in the following quarter, based on the employment contract of the employees engaged with the Beneficiary. With each disbursement, the Corporation shall make an adjustment based on the actual wage costs paid in the previous period;

ii.	not exceed seventy-five percent (75%) of the wage costs incurred for the first twenty-four (24) months of employment of any employee engaged by the Beneficiary within thirty-six (36) months from this letter.

b.	The Repayable Advance shall be suspended if the Beneficiary:

i.	does not submit employment contracts and proof of wage costs incurred and paid on a quarterly basis;

ii.	fails to submit bi-annual reports detailing the development and progress carried out in relation to the implementation of the Business Activity;

iii.	fails to provide any evidence which may be requested by the Corporation, that the employees, engaged by the Beneficiary in respect of whose wage cost the repayable advance is disbursed, are resident in Malta and duly registered with Jobsplus;

iv.	does not provide the necessary assurances that the funds disbursed are utilised exclusively to finance the implementation of the Project.

/s/ [ILLEGIBLE]
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B.	Hypothec

i.	The Beneficiary shall provide a general hypothec having a value of eight hundred thousand euro (€800,000) over all the Beneficiary’s assets, present and future in favour of the Corporation and a special hypothec over the assets procured (as fully or partly funded) with the assistance granted under this approval;

ii.	The Beneficiary shall forward to the Corporation all relevant documentation that may be required, including searches into the liabilities of the Beneficiary and a draft deed drawn up by the Beneficiary’s notary. All costs associated with the publication of the relative deed shall be borne by the Beneficiary.

C.	Premium and Redemption (as per terms and conditions established in Section 4.6 of the Guidelines)

i.	The Beneficiary shall pay an annual premium of two percent (2%) over the European Central Bank’s (ECB) base rate as set on the beginning of the year in review. If ECB rate is below negative one percent (-1%), the premium shall be fixed at one percent (1%). The premium shall be calculated at the end of each calendar year by taking into consideration the amounts owed at the end of each month;

ii.	If the premium is not paid within eight (8) weeks from when it is being communicated by the Corporation to the Beneficiary, it shall be added to the principle amount advanced to the Beneficiary;

iii.	By accepting this approval, the Beneficiary is agreeing to repay a minimum of ten percent (10%) of pre-tax profits per annum capped at fifteen percent (15%) of the amount due to the Corporation until the disbursed funds are repaid.

D.	Recovery

i.	The Corporation reserves the right to suspend disbursement and seek recovery of the funds should it transpire that the Beneficiary is in the process of ceasing or has ceased operations;

ii.	Any modification to an approved project should be notified to and be approved by the Corporation. The Corporation shall reserve the right to re-evaluate the Project on the basis of the proposed amendments and may, pursuant to the outcome of the evaluation, terminate further assistance and / or recover assistance granted;

iii.	The Corporation may reduce, revoke, suspend and / or recover (with interest) any assistance granted if there is any breach by the Beneficiary of the terms within this letter, of the rules established in the Guidelines or if the Corporation is so ordered to recover such aid by any official body responsible for governing State Aid in Malta or the European Union;

/s/ [ILLEGIBLE]
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iv.	The Corporation retains the right to revise and/or revoke this letter should it become aware of or attain information that contradicts any declarations submitted by the Beneficiary or should there be any breach of the terms and conditions laid out in this letter, the Guidelines or the applicable State Aid Regulations. This letter does not supersede the Guidelines, the Regulations or the applicable State Aid Regulations. The exercise of the Corporation’s right to revoke this letter shall be without prejudice to any legal rights and sanctions.

E.	Monitoring

i.	The Beneficiary shall submit to the Corporation a letter of undertaking, accompanied by a Board Resolution not to, without the Corporation’s prior written consent:

a.	declare and / or pay dividends;

b.	repay any shareholder’s loans or interest thereon prior to the loan being repaid in full;

c.	effect any share transfers that results in a change in the ultimate ownership of the Beneficiary in any form, directly or indirectly, or any material changes (excluding minor non-substantial changes) in the Beneficiary’s Memorandum and Articles of Association;

The Corporation shall retain sole discretion whether to grant such approval or otherwise.

ii.	The Beneficiary shall confer to the Corporation the right to receive notice of and to attend as an observer any board or general meeting of the Undertaking;

iii.	The Corporation, may, at its discretion, carry out a review of the progress achieved in the implementation of the Project. If required, reasonable revisions may be considered, however should there be significant deviations from the submitted plan, the Corporation reserves the right to suspend or totally withdraw its assistance as per Section 4.7 of the Guidelines;

iv.	The Beneficiary shall agree to submit to the Corporation any financial documentation and / or management accounts as may be requested by the Corporation within one (1) month of such a request.

F.	Specific Conditions

i.	Intellectual Property generated as part of the Project shall be owned by the Beneficiary and recorded in the Beneficiary’s financial statements as an asset of the Beneficiary;

ii.	The Corporation shall suspend and retain the right to revoke this assistance if the Beneficiary accumulates dues beyond twelve (12) months in respect of Value Added Tax (VAT), Final Settlement System (FSS) Contributions and Income Tax;

/s/ [ILLEGIBLE]
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iii.	The Beneficiary shall keep all documentation related to this approval for a minimum of ten (10) years from the date of when the advance is reimbursed to the Corporation;

iv.	The Beneficiary shall ensure that any personal data forwarded to the Corporation is covered by the appropriate consent of the data subject in line with the provisions of the Data Protection Act, 2018 (Chapter 586 of the Laws of Malta);

v.	The Beneficiary shall satisfy the Corporation as to its legal position generally;

vi.	This approval does not exempt the Beneficiary from filing the necessary application forms with the appropriate authorities for services, licenses, permits or any other requisite approvals that may be required;

vii.	This assistance is exempt from tax if availed of by the Beneficiary only. The exemption is not extended to any subsequent distribution. The allocation in the Beneficiary’s tax accounts should thus be made to the Untaxed Account and the provisions of the Income Tax Act shall apply to any subsequent distribution;

viii.	The Corporation reserves the right to request further documentation, carry out on-site visits and spot checks and to verify any documentation related to the Project;

ix.	Details of the Beneficiary, the value of aid granted and other non-confidential details may be published by the Corporation and by other entities responsible for the monitoring of State Aid.

G.	Superseding Agreement

This Letter of Approval supersedes the Letter of Approval issued by the Corporation dated 21st May 2020 with reference 14299/17282/1, which Letter of Approval is hereby being revoked, and shall have no legal force whatsoever.

The assistance in the letter has been granted in terms of the aid intensities and the conditions of the Start-up Finance 2020 Scheme that are in line with Article 22 of the Regional Investment Aid of Commission Regulation (EU) No. 651/2014 of 17 June 2014 declaring certain categories of aid compatible with the internal market in application of Articles 107 and 108 of the Treaty, (OJ L 187/1, 26.6.2014).

/s/ [ILLEGIBLE]
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Should you be in agreement with the foregoing, you are kindly requested to sign and return the attached duplicate of this letter within four (4) weeks from the date hereon. Should the duplicate of this letter not be returned to the Corporation within the stipulated time period, duly countersigned, this letter shall be treated as revoked and shall have no legal force whatsoever.

Yours sincerely

/s/ Kurt Farrugia

Kurt Farrugia

Chief Executive Officer

Malta Enterprise

Declaration of acceptance of the Letter of Approval by Trust Stamp Malta Limited (C 95700):

Name:	ID/Passport No.:

Designation:

Signature:	Date:

[The individual countersigning this letter must be duly authorised either in terms of the Beneficiary’s Memorandum and Articles of Association or in terms of an appropriate resolution of the Board of Directors, a copy of which must be attached].

/s/ [ILLEGIBLE]
Board Secretary

/s/ [ILLEGIBLE]
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